Product supplement no. 56-I To prospectus dated December 1, 2005 and prospectus supplement dated October 12, 2006	Registration Statement No. 333-130051 Dated November 29, 2006 Rule 424(b)(2)

JPMorgan Chase & Co.
Bearish Principal Protected Notes Linked Inversely to the PHLX Housing SectorSM Index

General

•	JPMorgan Chase & Co. may offer and sell bearish principal protected notes linked inversely to the PHLX Housing SectorSM Index from time to time. This product supplement no. 56-I describes terms that will apply generally to the bearish principal protected notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.
•	The notes are the senior unsecured obligations of JPMorgan Chase & Co.
•	Payment is linked inversely to the PHLX Housing SectorSM Index as described below.
•	Unless otherwise specified in the relevant terms supplement, full principal protection if the notes are held to maturity.
•	Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal plus the Additional Amount.
•	The Additional Amount will depend on the Index Change and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per $1,000 principal amount note will equal (A) $1,000 x the Index Change x the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable, or (B) an amount calculated according to the formula in clause A, unless the Index closing level is below a specified level (which we refer to as the Knock-Out Level) on one of the trading days specified in the relevant terms supplement, in which case the Additional Amount will equal $1,000 x the Knock-Out Rate, or (C) if the Ending Index Level is less than or equal to the Initial Index Level, a fixed amount specified in the relevant terms supplement (which amount we refer to as the Fixed Payment) and otherwise zero (or the Minimum Return, if applicable).
•	In addition to a cash payment at maturity of the applicable principal amount plus the Additional Amount, if any, the notes may pay interest prior to maturity, as specified in the relevant terms supplement.
•	For important information about tax consequences, see “Certain U.S. Federal Income Tax Consequences” beginning on page PS-19.
•	Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
•	Investing in the notes is not equivalent to investing in the Index or any of its component stocks.
•	The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Index:	The Philadelphia Stock Exchange, Inc. Housing SectorSM Index (the “PHLX Housing SectorSM Index” or the “Index”).

Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable).

Additional Amount (Notes with neither a Knock-Out Level nor a Fixed Payment):

For notes with neither a Knock-Out Level nor a Fixed Payment, the Additional Amount per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 x the Index Change x the Participation Rate; provided that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

Additional Amount (Notes with a Knock-Out Level):	For notes with a Knock-Out Level, the Additional Amount per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:
(1)	If the Index closing level is greater than the Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Index Change x the Participation Rate; provided that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2)	If the Index closing level is less than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement, which we refer to as a Knock-Out Event, $1,000 x the Knock-Out Rate.

Additional Amount (Notes with a Fixed Payment):	For notes with a Fixed Payment, the Additional Amount per $1,000 principal amount note paid at maturity will equal:
(1)	If the Ending Index Level is less than or equal to the Initial Index Level, an amount specified in the relevant terms supplement; or

(2)	If the Ending Index Level is greater than the Initial Index Level, zero (or the Minimum Return, if applicable).

Minimum Return:	If applicable, then the Additional Amount will equal at least the amount specified as the Minimum Return in the relevant terms supplement.

Maximum Return:	If applicable, then the Additional Amount will equal no more than the amount specified as the Maximum Return in the relevant terms supplement.

Other Terms:	In each case if applicable, the Participation Rate, Knock-Out Level, Knock-Out Rate, Fixed Payment, Interest Rate, Partial Principal Protection Percentage, Interest Period, Interest Determination Dates and/or Interest Payment Date(s) will be set forth in the relevant terms supplement.

Index Change:	Unless otherwise specified in the relevant terms supplement:

Initial Index Level – Ending Index Level Initial Index Level

Initial Index Level:	The Index closing level on the pricing date, or such other date or dates as specified in the relevant terms supplement.

Ending Index Level:	The Index closing level on the Observation Date, or the arithmetic average of the Index closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant terms supplement.

Index Valuation Date(s):	The Index closing level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Index Valuation Dates in this product supplement. Any Index Valuation Date is subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Payment at Maturity.”

Knock-Out Event:	For notes with a Knock-Out Level, the relevant terms supplement may specify any trading day(s) during the term of the notes as the day(s) on which a Knock-Out Event can occur.

Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Payment at Maturity.”

Investing in the Bearish Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page
PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 56-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 29, 2006

        In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 56-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 56-I and with respect to JPMorgan Chase & Co. This product supplement no. 56-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 56-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

        The notes described in the relevant terms supplement and this product supplement no. 56-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 56-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

        In this product supplement no. 56-I and the accompanying prospectus supplement and prospectus, “we,” “us” and “our” refer to JPMorgan Chase & Co., unless the context requires otherwise.

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We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 56-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 56-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 56-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 56-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the “Comissão de Valores Mobiliários” — the Brazilian Securities and Exchange Commission (“CVM”) and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction no 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 56-I or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 56-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 56-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 56-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

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DESCRIPTION OF NOTES

        The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 56-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term “note” refers to each $1,000 principal amount of our Bearish Principal Protected Notes Linked Inversely to the PHLX Housing SectorSM Index.

General

        The Bearish Principal Protected Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked inversely to the PHLX Housing SectorSM Index (the “Index”). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

        Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the inverse performance of the Index over the term of the notes, calculated in accordance with the applicable formula as set out below. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the principal amount of $1,000 for each $1,000 principal amount note and, if specified in the relevant terms supplement, accrued and unpaid interest, and/or Minimum Return.

        The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

        The notes are our unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated obligations.

        The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under “Description of Notes — Forms of Notes” in the prospectus supplement and “Forms of Securities — Global Securities” in the prospectus.

        The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 56-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Payment at Maturity

        The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Index Valuation Date is postponed as described below. We will specify, in each case if applicable, the Participation Rate, Partial Principal Protection Percentage, Minimum Return, Maximum Return, Knock-Out Level, Knock-Out Rate, Knock-Out Event and Fixed Payment and the applicable terms of any such payment terms in the relevant terms supplement.

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        Your return on the notes will be linked to the performance of the PHLX Housing SectorSM Index during the life of the notes.

        Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. Unless otherwise specified in the relevant terms supplement, you will not receive less than $1,000 for each $1,000 principal amount note if you hold the notes to maturity.

        For notes with neither a Knock-Out Level nor a Fixed Payment, the “Additional Amount” per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 x the Index Change x the Participation Rate; provided that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

        The “Partial Principal Protection Percentage” will be a percentage less than 100%, as specified in the relevant terms supplement.

        The “Participation Rate” will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

        The “Minimum Return” will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

        The “Maximum Return” will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

        For notes with a Knock-Out Level, the “Additional Amount” per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1)	if the Index closing level is greater than the Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Index Change x the Participation Rate; provided that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2)	if the Index closing level is less than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement, $1,000 x the Knock-Out Rate.

        The “Knock-Out Level” will be a percentage of the Initial Index Level or a fixed level of the Index as specified in the relevant terms supplement.

        The “Knock-Out Rate” will be a percentage as specified in the relevant terms supplement.

        A “Knock-Out Event” occurs when the Index closing level is less than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement. For example, the terms supplement may specify a single trading day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any trading day during the term of the notes.

        For notes with a Fixed Payment, the “Additional Amount” per $1,000 principal amount note paid at maturity will equal:

(1)	if the Ending Index Level is less than or equal to the Initial Index Level, the Fixed Payment; or

(2)	if the Ending Index Level is greater than the Initial Index Level, zero (or the Minimum Return, if applicable).

        The “Fixed Payment” is a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

        Unless otherwise specified in the relevant terms supplement, the “Index Change,” as calculated by the calculation agent, is the percentage change in the closing level of the Index calculated by

PS-2

comparing the Index closing level on the pricing date, or such other date or dates as specified in the relevant terms supplement (the “Initial Index Level”), to the Index closing level on the Observation Date, or the arithmetic average of the Index closing level on each of the Averaging Dates, or such other date or dates as specified in the relevant terms supplement (the “Ending Index Level”). The relevant terms supplement will specify the Initial Index Level and the manner in which the Ending Index Level is determined. The Index Change, unless otherwise specified in the relevant terms supplement, is calculated as follows:

Initial Index Level – Ending Index Level
Index Change =
Initial Index Level

        The “Index closing level” on any trading day will equal the closing level of the Index or any successor index (as defined below) or alternative calculation of the Index described under “The PHLX Housing SectorSM Index — Discontinuation of the PHLX Housing SectorSM Index; Alteration of Method of Calculation” at the regular official weekday close of the principal trading session of the Philadelphia Stock Exchange (the “PHLX”), the New York Stock Exchange (the “NYSE”), the American Stock Exchange LLC (the “AMEX”), the NASDAQ Stock Market or the relevant exchange or market for the successor index.

        A “trading day” is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the PHLX, the NYSE, the AMEX, the NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States.

        The Index Valuation Date(s) will be a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Averaging Date.

        The maturity date will be set forth in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Index Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following that final Index Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under “General Terms of Notes — Market Disruption Events.”

        We will irrevocably deposit with The Depository Trust Company (“DTC”) no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

        A “business day” is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

        Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market or by private agreement.

Notes with a maturity of more than one year

        The Index Valuation Date(s) will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or

PS-3

be continuing; provided that the Index closing level will not be determined on a date later than the tenth scheduled trading day after the final Index Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Index closing level on such date in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent’s good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled trading day of each security most recently constituting the Index.

Notes with a maturity of not more than one year

        If a market disruption event occurs on any Index Valuation Date other than the final Index Valuation Date, or such date is not a trading day, the Index closing level will be determined on the immediately succeeding trading day on which no market disruption event shall have occurred or is continuing. The final Index Valuation Date will be the third scheduled trading day prior to the maturity date, unless the calculation agent determines that a market disruption event occurred or be continuing on that day. In that event, the final Index Valuation Date will be the first succeeding trading day on which the calculation agent determines that a market disruption event has not occurred and is not continuing. In no event, however, shall the final Index Valuation Date be postponed more than ten business days, provided that such final Index Valuation Date, as postponed, shall not produce a maturity date (including the issue date but not the maturity date) more than one year after the issue date (any such date, the “Final Disrupted Valuation Date”). If the final Index Valuation Date has been postponed to the Final Disrupted Valuation Date, and such Final Disrupted Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Valuation Date, the calculation agent will determine the Index closing level on such Final Disrupted Valuation Date in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Valuation Date of each security most recently constituting the Index.

Interest Payments

        If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, interest will accrue from the issuance date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an “Interest Payment Date”) to and excluding the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

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RISK FACTORS

        Your investment in the notes will involve certain risks. The notes may not pay interest or guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly or inversely in the Index or any of the component stocks of the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.

The notes differ from conventional debt securities.

        The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the Index rather than the interest rate we will pay you. Where the relevant terms supplement does not provide for interest payments, if the Initial Index Level does not exceed, or in certain cases, equal, the Ending Index Level, and if the Index closing level is greater than the Knock-Out Level, if any, on each of the trading days specified in the relevant terms supplement, at maturity you will receive only $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable principal amount of each note (plus the Minimum Return, if any) will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes may not pay more than the applicable principal amount, and accrued and unpaid interest, if applicable, at maturity.

        If the Ending Index Level is greater than, or, in certain cases, equal to the Initial Index Level, and the Index closing level is greater than the Knock-Out Level, if any, on all of the trading days specified in the relevant terms supplement, you will receive only the applicable interest payments, if any, set forth in the terms supplement and, unless otherwise specified in the relevant terms supplement, $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note you hold at maturity. This will be true even if the value of the Index was lower than the Initial Index Level at some time during the life of the notes but later rises above the Initial Index Level. Because the notes may accrue interest at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The appreciation potential of the notes will be limited by the Knock-Out Level, if applicable.

        If the notes have a Knock-Out Level, the appreciation potential of the notes is limited by the Knock-Out Level and the corresponding Knock-Out Rate. For example, if the Knock-Out Level equals 75% of the Initial Index Level, the appreciation potential of the notes is limited to 24.99%. Once the Index closing level equals or falls below the Knock-Out Level, the appreciation potential of the notes is limited to the Knock-Out Rate, even if the Index Change is greater than the Knock-Out Rate. For notes with a Knock-Out Level, if the Index closing level is less than or equal to the Knock-Out Level on any trading day specified in the relevant terms supplement, the return on the notes will equal the Knock-Out Rate multiplied by the applicable principal amount of the notes and will not be determined by reference to the Index Change. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Therefore your return may be less than the return you would have otherwise received if you had invested directly in the Index, the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market. Under these circumstances, your return will not reflect any potential decrease in the Ending Index Level, as compared to the Initial Index Level, of greater than the Knock-Out Rate.

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The Ending Index Level may be greater than the Index level at other times during the term of the notes.

        Because the Ending Index Level is calculated based on the Index closing level on one or more Index Valuation Dates during the term of the notes, the level of the Index at various other times during the term of the notes could be lower than the Ending Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index before and/or after the Index Valuation Date(s) or if there is a significant increase in the level of the Index around the time of the Index Valuation Date(s) or if there is significant volatility in the Index level during the term of the notes (especially on dates near the Index Valuation Date(s)). For example, when the Index Valuation Date of the notes is near the end of the term of the notes, then if the Index levels decrease or remain relatively constant during the initial term of the notes and then increase above the Initial Index Level, the Ending Index Level may be significantly higher than if it were calculated on a date earlier than the Index Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Fixed Payment, if applicable.

        If the notes have a Fixed Payment, the appreciation potential of the notes is limited to the appreciation represented by such Fixed Payment, even if the Index Change would, but for the Fixed Payment, result in the payment of a greater Additional Amount at maturity. If the Ending Index Level is less than or equal to the Initial Index Level, the return on the notes will equal the Fixed Payment and will not be determined by reference to the Index Change. This return will be limited regardless of the depreciation of the Index, which may be significant. Therefore, under certain circumstances, your return may be less than the return you would have otherwise received if you had invested directly in the Index, the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

        If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount note specified in the relevant terms supplement as the Maximum Return. The Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Index Change and Participation Rate would be greater than the Maximum Return.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

        If the Participation Rate is less than 100% and the Initial Index Level exceeds the Ending Index Level, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the Index decline below the Initial Index Level. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the decline of the Index.

You must rely on your own evaluation of the merits of an investment linked to the Index.

        In the ordinary course of their businesses, affiliates of JPMorgan Chase & Co. from time to time express views on the housing industry and expected movements of stocks underlying the Index and these views are sometimes communicated to clients. However, these views may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in equity markets may at any time have significantly different views from those of our affiliates. In connection with your purchase of the notes, you should investigate the housing industry and the stocks underlying the Index and should not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future movements in the housing industry.

PS-6

        You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index. Neither the offering of the notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future index movements constitutes a recommendation as to the merits of an investment in the notes.

Your return on the notes will not reflect dividends on the common stocks of the companies in the Index.

        Your return on the notes will not reflect the return you would realize if you actually owned the common stocks of the companies included in the Index and received the dividends paid on those stocks. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Ending Index Level. The Ending Index Level reflects the prices of the common stocks as calculated in the Index without taking into consideration the value of dividends paid on those stocks.

The notes are designed to be held to maturity.

        The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Index has depreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

        Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

        J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

        Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Index and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Index. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility in the Index;
•	the time to maturity of the notes;
•	the dividend rate on the common stocks underlying the Index;
•	interest and yield rates in the market generally as well as in the markets of the securities composing the Index;
•	developments in the residential housing market;
•	economic, financial, political, regulatory or judicial events that affect the stocks represented in the Index or stock markets generally or the housing sector specifically, and which may affect the Index closing level on any Index Valuation Date; and
•	our creditworthiness.

PS-7

        You cannot predict the future performance of the Index based on its historical performance. The Ending Index Level may remain flat or increase as compared to the Initial Index Level, in which event you will only receive the applicable principal amount of your notes at maturity unless the relevant terms supplement provides for interest payments, a Minimum Return or includes a Knock-Out feature.

The securities underlying the PHLX Housing SectorSM Index are concentrated in one industry.

        All of the securities underlying the PHLX Housing SectorSM Index are issued by companies whose primary lines of business are directly associated with the domestic housing construction industry. Because the value of the notes is linked to the performance of the Index, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.

The housing construction industry is significantly affected by factors in general and local economic conditions and real estate markets as well as by weather conditions, natural disasters and geopolitical events, any of which could affect the ability of the companies whose stocks are included in the Index to conduct their businesses profitably.

        The housing construction industry is cyclical and has from time to time experienced significant difficulties. The prices of the stocks included in the Index and, in turn, the level of the Index will be affected by a number of factors that may either offset or magnify each other, including:

•	employment levels and job growth;
•	the availability of financing for home buyers;
•	interest rates;
•	consumer confidence;
•	housing demand;
•	the availability of suitable undeveloped land;
•	raw material and labor shortages and price fluctuations;
•	federal, state and local laws and regulations concerning the development of land, housing construction, home sales, consumer financing and environmental protection;
•	competition among companies which engage in the housing construction business; and
•	the supply of homes and other housing alternatives.

        In addition, weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods and fires can harm the housing construction business. Geopolitical events, such as the aftermath of the war with Iraq and the terrorist attacks on September 11, 2001, and related market disruptions could also have a significant impact on the housing construction business.

        The factors described above could cause a change in the housing construction industry generally or regionally and could cause the value of the stocks included in the Index and the level of the Index to increase or remain flat during the term of the notes.

There is no direct correlation between the value of the notes or the level of the PHLX Housing SectorSM Index and residential housing prices.

        There is no direct linkage between the level of the PHLX Housing SectorSM Index and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the stocks composing the PHLX Housing SectorSM Index and consequently the closing level of the PHLX Housing SectorSM Index, the PHLX Housing SectorSM Index and the notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

PS-8

The inclusion in the original issue price of each agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

        While the payment at maturity will be based on the applicable principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates’ expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

The Philadelphia Stock Exchange, Inc. may adjust the PHLX Housing SectorSM Index in a way that affects its level, and the PHLX has no obligation to consider your interests.

        The Philadelphia Stock Exchange, Inc. (the “PHLX”) is responsible for calculating and maintaining the Index. The PHLX can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, the PHLX may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. The PHLX has no obligation to consider your interests in calculating or revising the Index. See “The PHLX Housing SectorSM Index.”

We are not affiliated with any company included in the Index.

        We are not affiliated with any of the companies whose stock is represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your notes. None of the money you pay us will go to the PHLX or any of the companies included in the Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

        As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Index would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

        J.P. Morgan Securities Inc. and other affiliates of ours trade the stocks underlying the Index and other financial instruments related to the Index and its component stocks on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the notes and any Additional Amount payable to you at maturity.

        We or our affiliates may currently or from time to time engage in business with companies whose stock is included in the Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we

PS-9

will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stock is included in the Index. Any prospective purchaser of notes should undertake an independent investigation of each company whose stock is included in the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

        Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Index or the stocks that compose the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

        We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

        J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level, the Ending Index Level, the Index Change and the Additional Amount, if any, that we will pay you at maturity as well as whether the Index closing level is less than or equal to the Knock-Out Level (for notes with a Knock-Out Level) whether the Ending Index Level is equal to or less than the Initial Index Level and the amount of interest payable, if any, on any Interest Payment Date. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued, whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an Interest Payment Date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

        The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index closing level or the Index Change on any Index Valuation Date and calculating the payment at maturity that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Index Valuation Dates and the maturity date will be postponed and your return will be adversely affected. See “General Terms of Notes — Market Disruption Events.”

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt instruments for U.S. federal income tax purposes.

        Generally, if the term of the notes is not more than one year (including the last possible date that the notes could be outstanding), the notes will be treated as “short-term” debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You are urged to review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in this product supplement no. 56-I and consult your tax adviser regarding your particular circumstances.

PS-10

Generally, if the term of the notes is more than one year, the notes will be contingent payment debt instruments for U.S. federal income tax purposes.

        Generally, if the term of the notes is more than one year, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. As a result, you will generally be required to recognize interest income in each year at a “comparable yield,” even though we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes and the projected amount of stated interest, if any, will reduce your basis in the notes. Generally, amounts received at maturity or on earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income) with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You are urged to review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in this product supplement no. 56-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

        If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

PS-11

USE OF PROCEEDS

        Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent’s commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes which commissions include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

        On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index, the stocks underlying the Index, or instruments whose value is derived from the Index or its underlying stocks. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially decrease the level of the Index as well as the Initial Index Level, and, therefore, effectively establish a lower level that the Index must achieve for you to receive at maturity of the notes more than the applicable principal amount of your notes (other than, if applicable, any interest payment or payment of the Minimum Return). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Index, the stocks underlying the Index, or instruments whose value is derived from the Index or its underlying stocks. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

        We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

PS-12

THE PHLX HOUSING SECTORSM INDEX

        We have derived all information contained in this product supplement regarding the PHLX Housing SectorSM Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Philadelphia Stock Exchange, Inc. (the “PHLX”). The PHLX Housing SectorSM Index was developed by the PHLX and is calculated, maintained and published by the PHLX. We make no representation or warranty as to the accuracy or completeness of such information.

        The Index is designed to measure the performance of twenty companies whose primary lines of business are directly associated with the United States housing construction market (the “Underlying Stocks”). Currently, the Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol “HGX”) is published by the PHLX and was set to an initial value of 250 on January 2, 2002. Options commenced trading on the Index on July 12, 2002. The Index is a modified capitalization-weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of stocks included in the Index, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% or more for the top five or an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but that still does not approach equal weighting. The total capitalization of the portfolio remains the same. A current list of the issuers that constitute the Index is available on the Philadelphia Stock Exchange website: www.phlx.com. Information contained in the Philadelphia Stock Exchange website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

        The Index is rebalanced at least semi-annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceeds the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each Underlying Stock comprising the Index remains fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an Underlying Stock resulting in a change in share value greater than 5% or more. When the Index is adjusted between rebalancings for these events, the modified share amount of the relevant Underlying Stock included in the Index is adjusted, to the nearest whole share, to maintain the Underlying Stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor may be adjusted to ensure that there are no changes to the level of the Index as a result of non-market forces.

        The PHLX is under no obligation to continue the calculation and dissemination of the Index. The notes are not sponsored, endorsed, sold or promoted by the PHLX. No inference should be drawn from the information contained in this product supplement that the PHLX makes any representation or warranty, implied or express, to JPMorgan Chase & Co., the holder of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the notes to track general stock market performance. The PHLX has no obligation to take the needs of JPMorgan Chase & Co. or the holder of the notes into consideration in determining, composing or calculating the Index. The PHLX is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the notes to be issued or in the determination or calculation of the equation by which the notes are to be settled in cash. The PHLX has no obligation or liability in connection with the administration or marketing of the notes.

        None of JPMorgan Chase & Co., the calculation agent and JPMSI accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

PS-13

License Agreement

        The PHLX and JPMorgan Chase & Co. have entered into a non-exclusive license agreement providing for the license to JPMorgan Chase & Co. and its affiliates, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index, which is owned and published by the PHLX, in connection with certain securities, including the notes.

        The license agreement between PHLX and JPMorgan Chase & Co. provides that the following language must be stated in this product supplement:

        “PHLX Housing SectorSM Index” (HGXSM) (the “Index”) is not sponsored, endorsed, sold or promoted by the Philadelphia Stock Exchange, Inc. (the “PHLX”). The PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in the notes generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to JPMorgan Chase & Co. is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to JPMorgan Chase & Co. The PHLX has no obligation to take the needs of JPMorgan Chase & Co. or the owners of the Index into consideration in determining, composing or calculating the Index. The PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. The PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

        PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX HOUSING SECTORSM INDEX (HGXSM) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE &CO., OWNERS OF THE INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

        “PHLX Housing SectorSM Index” and “HGXSM” are service marks of PHLX. PHLX has no relationship to us other than the licensing of the Index and its service marks for use in connection with the notes.

Discontinuation of the PHLX Housing SectorSM Index; Alteration of Method of Calculation

        If the PHLX discontinues publication of the Index and the PHLX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “successor index”), then any Index closing level will be determined by reference to the level of such successor index at the close of trading on the PHLX, the NYSE, the AMEX, the NASDAQ Stock Market or the relevant exchange or market for the successor index on each relevant Index Valuation Date or other relevant date or dates as set forth in the relevant terms supplement.

        Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

        If the PHLX discontinues publication of the Index prior to, and such discontinuation is continuing on, an Index Valuation Date or other relevant date as set forth in the relevant terms supplement and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Index Valuation Date or other relevant date, then the calculation agent will determine the Index closing level for such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or successor index, as applicable, last in effect prior to such

PS-14

discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Index may adversely affect the value of the notes.

        If at any time the method of calculating the Index or a successor index, or the level thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), then the calculation agent will adjust its calculation of the Index or such successor index in order to arrive at a level of the Index or such successor index as if there had been no such modification (e.g., as if such split had not occurred).

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GENERAL TERMS OF NOTES

Calculation Agent

        J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level, the Ending Index Level, the Index Change, the amount we will pay you at maturity and the Index closing level on any Index Valuation Date, including, if applicable, whether a Knock-Out Event has occurred (for notes with a Knock-Out Level), whether the Ending Index Level is equal to or less than the Initial Index Level and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the Index, whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

        The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date, if applicable, on or prior to 11:00 a.m. on the business day preceding the maturity date and each Interest Payment Date, if applicable.

        All calculations with respect to the Initial Index Level, the Ending Index Level, the Index Change or any Index closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per $1,000 principal amount note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

        Certain events may prevent the calculation agent from calculating the Index closing level on any Index Valuation Date and consequently the Index Change and the Additional Amount, if any, that we will pay you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a “market disruption event.”

        With respect to the Index, a “market disruption event,” unless otherwise specified in the relevant terms supplement, means:

•	a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or
•	a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or
•	a suspension, absence or material limitation of trading on any major securities exchange for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange; or
•	a decision to permanently discontinue trading in the relevant futures or options contracts;

PS-16

in each case as determined by the calculation agent in its sole discretion; and

•	a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

        For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of:

•	the portion of the level of the Index attributable to that security relative to
•	the overall level of the Index,

in each case immediately before that suspension or limitation.

        For purposes of determining whether a market disruption event has occurred, unless otherwise specified in the relevant terms supplement:

•	a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;
•	limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;
•	a suspension of trading in futures or options contracts on the Index by the primary securities market trading in such contracts by reason of
•	a price change exceeding limits set by such exchange or market,
•	an imbalance of orders relating to such contracts, or
•	a disparity in bid and ask quotes relating to such contracts will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index; and

•	a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

        “Relevant exchange” means the primary U.S. organized exchange or market of trading for any security (or any combination thereof) then included in the Index or any successor index.

Events of Default

        Under the heading “Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies” in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

        Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 (or a portion of $1,000 if there is a Partial Principal Protection Percentage set forth in the relevant terms supplement), plus the Additional Amount which will be calculated as if the date of acceleration were

PS-17

the final Index Valuation Date plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Index Valuation Date, then, for each Index Valuation Date scheduled to occur after the date of acceleration, the business days immediately preceding the date of acceleration (in such number equal to the number of Index Valuation Dates in excess of one) shall be the corresponding Index Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

        If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

        Under the heading “Description of Debt Securities — Modification of the Indenture; Waiver of Compliance” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

        The provisions described in the accompanying prospectus under the heading “Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance” are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

        The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

        The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes — Forms of Notes” and “The Depositary.”

Registrar, Transfer Agent and Paying Agent

        Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

        The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

        Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

        The notes will be governed by and interpreted in accordance with the laws of the State of New York.

PS-18

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

        This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	an insurance company;
•	a “regulated investment company” as defined in Code Section 851;
•	a “real estate investment trust” as defined in Code Section 856;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
•	a dealer in securities or foreign currencies;
•	a person holding the notes as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction, or who has entered into a “constructive sale” with respect to the notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

        As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

        The following discussion does not apply to notes with a Fixed Payment. Prospective holders of such notes will be provided with a supplemental disclosure statement in the relevant terms supplement, describing the tax consequences relating to such notes.

Tax Treatment of the Notes

        We expect to seek an opinion from Davis Polk & Wardwell, our special tax counsel, regarding the treatment of the notes as debt for U.S. federal income tax purposes. The relevant terms supplement will describe Davis Polk & Wardwell’s level of comfort on this issue, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that Davis Polk & Wardwell has provided us an opinion that the notes will be treated as debt for U.S. federal income tax purposes.

PS-19

Tax Consequences to U.S. Holders

        The following discussion applies to you only if you are a “U.S. Holder” of notes. You are a “U.S. Holder” if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More Than One Year

        If the term of the notes (including the issue date but not the maturity date) from issuance to maturity (including the last possible date that the notes could be outstanding) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the “IRS”) with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.

   Tax Treatment Prior to Maturity

        Because the term of these notes is not more than one year, they will be treated as short-term obligations. Cash method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. Although accrual method holders and certain other holders are generally required to accrue interest on short-term notes on a straight line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how such accruals should be determined. If the amount of interest that will be received has become fixed (or the likelihood of interest not being a fixed amount has become “remote”) prior to the maturity date, it is likely that the amount of interest to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

   Sale, Exchange or Redemption of the Notes

        Upon a sale or exchange of a short-term note (including redemption of the notes at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the sum of the amount you paid to acquire the note and interest that you have previously included in income but not received, if any.

        The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of a gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of interest to be received at maturity has become fixed (or the likelihood of such amount not being a fixed amount has become “remote”) prior to a sale or exchange, it is likely that the portion of gain on such sale or exchange that should be treated as accrued interest (and, therefore, taxed as ordinary interest income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange (including redemption at maturity) of a short-term note.

PS-20

   Interest on Indebtedness Incurred to Purchase the Notes

        To the extent you have not previously included interest income on the short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. You should consult your tax adviser regarding the possibility of such deferral.

Notes with a Term of More Than One Year

        Unless otherwise provided in the relevant terms supplement, if the term of the notes (including the issue date but not the maturity date) from issuance to maturity (including the last possible date that the notes could be outstanding) is more than one year, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, with the consequences described below. The notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

        We are required to determine a “comparable yield” for the notes. The “comparable yield” is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

        Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for such notes, which we will file with the SEC.

        Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

        For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

        In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a note for a taxable year:

•	will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and
•	any excess will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

        A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note.

PS-21

        Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals, described above) and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You are urged to consult your tax adviser regarding these limitations and reporting obligations.

        Special rules will apply if any contingent payment on the note becomes fixed more than six months prior to its scheduled date of payment. For purposes of the preceding sentence, a payment (including the Additional Amount) will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, in this case you would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the note. Your tax basis in the note and the character of any gain or loss on the sale of the note could also be affected. You are urged to consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

        The following discussion applies to you only if you are a “Non-U.S. Holder” of notes. You are a “Non-U.S. Holder” if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a nonresident alien fiduciary of a foreign estate or trust.

        You are not a “Non-U.S. Holder” if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

        Payments to you on the notes, and any gain realized on a sale or exchange of the notes, will be exempt from U.S. federal income tax (including withholding tax) provided generally that you have fulfilled the certification requirement described below and such amounts are not effectively connected with your conduct of a U.S. trade or business.

        The certification requirement referred to in the preceding paragraph will be fulfilled if you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements.

        If you are engaged in a trade or business in the United States and if the income or gain on the note, if any, is effectively connected with your conduct of such trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

PS-22

        If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

        Interest paid on the notes and the proceeds received from a sale, exchange or other disposition (including at maturity) of notes will be subject to information reporting if you are not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

        Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

PS-23

UNDERWRITING

        Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an “Agent” or “JPMSI”), and certain other agents that may be party to the Master Agency Agreement from time to time (each an “Agent” and collectively with JPMSI, the “Agents”), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

        We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm’s underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

        JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

        In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

        No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 56-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 56-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

        Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 56-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

PS-24

        The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

        The notes have not been and will not be registered with the “Comissão de Valores Mobiliários” — the Brazilian Securities and Exchange Commission (“CVM”) and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction no 400, dated December 29, 2003, as amended from time to time.

        The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 56-I or the accompanying prospectus supplement, prospectus or terms supplement, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

        The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 56-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

        Neither this product supplement no. 56-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 56-I the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a “T+3” settlement cycle).

PS-25

BENEFIT PLAN INVESTOR CONSIDERATIONS

        A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plans’ particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“Parties in Interest”) with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable statutory or administrative exemption (as described below).

        Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption (“PTCE”) 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

        Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents (“Similar Laws”). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to constitute a representation) that such purchase and holding is not prohibited under applicable Similar Laws.

        Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

        Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

PS-26